United States securities and exchange commission logo





                           May 10, 2022

       Frank Sun
       Chief Financial Officer
       Q&K International Group Ltd
       Suite 1607, Building A, No.596 Middle Longhua Road
       Xuhui District, Shanghai, 200032
       People   s Republic of China

                                                        Re: Q&K International
Group Ltd
                                                            Form 20-F for the
fiscal year ended September 30, 2021
                                                            Filed February 15,
2022
                                                            File No. 001-39111

       Dear Mr. Sun:

              We have reviewed your February 15, 2022 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 24, 2022 letter.

       Form 20-F filed February 15, 2022

       Item 3. Key Information, page 9

   1. We note your response to comment 6. Please identify the entities that comprise the column,
Consolidate[d] Subsidiaries.    The WFOE that is the primary beneficiary to the
                                                        VIE should be presented
in a separate column, so an investor may gain an understanding of how the WFOE
transacts with the VIE and with its parent. Please tell us how this agreement and other
pertinent agreements are reflected in the condensed consolidating schedule.
 Frank Sun
Q&K International Group Ltd
May 10, 2022
Page 2

      You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon
Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.



FirstName LastNameFrank Sun                             Sincerely,
Comapany NameQ&K International Group Ltd
                                                        Division of Corporation
Finance
May 10, 2022 Page 2                                     Office of Real Estate &
Construction
FirstName LastName